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DIRECT DIAL NUMBER 212-455-2812	E-MAIL ADDRESS RFENYES@STBLAW.COM

August 4, 2005

Re:	Nalco Holding Company Registration Statement on Form S-1 File No.: 333-126642

Jennifer Hardy
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Ms. Hardy:

On behalf of Nalco Holding Company (the "Company"), we hereby transmit for electronic filing Amendment No. 2 to the Registration Statement on Form S-1 for the above-referenced transaction ("Amendment No. 2"). Please note that Amendment No. 2 is being filed solely for the purpose of filing all remaining exhibits. Changes to the Registration Statement in response to the comment letter dated July 28, 2005 of the staff of the Securities and Exchange Commission are included in Amendment No. 1 to the Registration Statement, which the Company filed on August 2, 2005.

Should you have any questions regarding this filing, please do not hesitate to contact me (phone: 212-455-2812; fax: 212-455-2502).

Very truly yours,
/s/ Richard Fenyes
Richard Fenyes